UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.

Elli Levinson-Sela, Adv.,

General Counsel and Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: ellils@alon-oil.co.il

ALON BLUE SQUARE ANNOUNCES RECEIPT OF OFFER TO PURCHASE ITS
HOLDINGS IN BLUE SQUARE REAL ESTATE LTD.

YAKUM, Israel, January 14, 2016, Alon Blue Square Israel Ltd. (NYSE: BSI) (the “Company”) announced today that it had received an offer from Big Shopping Centers Ltd. and Mega Or Holdings Ltd., Israeli companies traded on the Tel Aviv Stock Exchange, to purchase 53.8% of the outstanding shares of Blue Square Real Estate Ltd. ("BSRE") held by the Company. The offer is based on a NIS 1.65 billion valuation of BSRE, which is traded on the Tel Aviv Stock Exchange.

The offer states that it is open for acceptance until Monday, January 18, 2016 at 5:00 p.m. Israel time, after which the offer will be null and void.

The offer provides that the purchasers would be given a 10 business day period to conduct a due diligence review of BSRE, and subject to completion of due diligence to the purchaser's satisfaction, the parties would execute a purchase agreement.

The purchase agreement, if signed, would be subject to approval of the Israeli Antitrust Authority and of all parties required under law, agreement, or undertaking, including bondholders and financial institutions, as well as a decision by the Israeli District Court overseeing the arrangement of Mega Retail Ltd., held 67% by the Company, that the lease agreements between Mega Retail and BSRE are considered as one agreement which will all either be honored or be nullified.

The offer further provides that following completion of due diligence to the purchasers' satisfaction, and concurrent with the execution of the purchase agreement, the purchasers would deposit NIS 100 million into a designated escrow account as a down payment. If the closing conditions referred to above are not satisfied within 60 days of deposit of the escrow amount, such amount would be immediately returned to the Purchasers. Within 30 days of execution of the purchase agreement, subject to satisfaction of all closing conditions, the purchasers would pay to the Company half of the purchase price (minus the amount held in escrow) to the Company. The remaining purchase price would be transferred to the Company within 60 days of execution of the purchase agreement.

The Company has not decided whether to sell its interest in BSRE, and the terms of this offer have not yet been discussed or approved by the board of directors of the Company.

There is no guarantee that any purchase agreement will be signed for the transaction, and if signed, that such a transaction will be completed.

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Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates in five reportable operating segments and is the largest retail company in the State of Israel. In the Fueling and Commercial Sites segment, Alon Blue Square through its 63.13% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd. is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 211 petrol stations and 220 convenience stores in different formats in Israel. In its supermarket segment, Alon Blue Square, as a pioneer in the modern food retail, through Mega Retail Ltd., held 67% by Alon Blue Square, currently operates 125 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Houseware and textile" segment, Alon Blue Square, through its TASE traded 77.51% subsidiary, Na'aman Group (NV) Ltd. Operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Real Estate segment, Alon Blue Square, through its TASE traded 53.92% subsidiary Blue Square Real Estate Ltd., owns, leases and develops income producing commercial properties and projects. In addition, Alon Blue Square operates the issuance and clearance of gift certificates.

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: the uncertainty of the success of the plan of recovery and arrangement with debtors, suppliers, service providers and lessors; the effect of the plan of recovery and arrangement on sales in our supermarkets and on the desire of suppliers to continue supplying products or services to our supermarkets; failure to reach a settlement with our bank lenders and holders of our Series C Debentures; the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively against low-priced supermarkets, large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; fluctuations in the price of petroleum products and increases in excise tax rates imposed on the sale of petroleum products in Israel; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; government policies with respect to residential building may have a negative impact on our operations in residential building, and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2014. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

January 14, 2016	By:	/s/ Elli Levinson-Sela
Elli Levinson-Sela, Adv.
General Counsel and Corporate Secretary

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